January 10, 2025

Ng Chen Lok
Chief Executive Officer
Sagtec Global Ltd
No 43-2, Jalan Besar Kepong,
Pekan Kepong, 52100 Kuala Lumpur

       Re: Sagtec Global Ltd
           Registration Statement on Form F-1
           Filed December 26, 2024
           File No. 333-284053
Dear Ng Chen Lok:

       We have reviewed your registration statement and have the following comments.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

        After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our November 26, 2024 letter.

Registration Statement on Form F-1
Prospectus Summary
Recent Developments, page 6

1.     We note your statement that you or your auditor may identify    items
that would
       require [you] to make adjustments to the financial information.. and any resulting changes could be material. Accordingly, undue reliance should not be placed on these
       preliminary estimates.    If you choose to disclose preliminary results,
you should be
       able to assert that the actual results are not expected to differ materially from that reflected in the preliminary results. Accordingly, please remove this statement, as it implies that investors should not rely on the information presented.
2. Please revise your estimates for the year ended December 31, 2024 to include cost of sales expense in addition to the operating expenses.
 January 10, 2025
Page 2

Business
Our Customers, page 64

3. We note your responses to prior comment 1 and comment 3 of our letter dated
       September 13, 2024 and re-issue these comments. Please revise to discloses the identities of these greater than 10% customers. In this regard, we view this information to be material. To the extent you continue to believe this information is not required, please provide a detailed legal analysis explaining why you believe this information is not material.
Our Suppliers, page 68

4. We note your responses to prior comment 2 and comment 4 of our letter dated
       September 13, 2024 and re-issue these comments. Please revise to disclose the identities of the suppliers that accounted for greater than 10% of your cost of sales for the fiscal year ended December 31, 2023. In this regard, we view this information to be material. To the extent you continue to believe this information is not required, please provide a detailed legal analysis explaining why you believe this information is not material.
Index to unaudited interim condensed consolidated financial statements, page
F-34

5.     We note that you have provided the unaudited interim condensed consolidated
       financial statements as of and for the six months period ended June 30, 2024. In this regard, please revise to clearly label your interim financial statements information as
       "unaudited" where appropriate throughout the filing, including, but not limited to the following sections: summary financial data, capitalization, dilution,
management   s
       discussion and analysis of the financial condition and results of operations.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Becky Chow at 202-551-6524 or Stephen Krikorian at 202-551-3488 if
you have questions regarding comments on the financial statements and related matters. Please contact Aliya Ishmukhamedova at 202-551-7519 or Mitchell Austin at 202-
551-3574 with any other questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of
Technology
 January 10, 2025
Page 3
cc:   Yarona Yieh